May 4, 2010

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:     SCANA Corporation (SCANA)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 1-8809

South Carolina Electric & Gas Company (SCE&G)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 1-3375

Dear Mr. Mew:

We respectfully provide the following response to the additional accounting comment arising from your review of the above filings, as described in your letter of May 3, 2010.  For ease of reference, we have reproduced and italicized your comment language.

Form 10-K for Fiscal Year Ended December 31, 2009

Resolution of EIZ Tax Credit Uncertainty, page 35

1.
We note your response to comment three of our letter dated April 16, 2010.  Please confirm for us that interest income associated with tax refunds has always been excluded as a reduction of allowable costs when setting
SCE&G’s rates.  If not, then explain in detail any previous rate case issues you may have encountered with the SCPSC regarding this issue.  We may have further comment.

Response (SCANA and SCE&G): We confirm that interest income associated with tax refunds has always been excluded as a reduction of allowable costs when setting SCE&G’s rates.

Company Acknowledgement

SCANA and SCE&G acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any

Mr. Andrew Mew

May 4, 2010

action with respect to our filings, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings.  Should you have any further questions, please call me at 803-217-6017, or
Jimmy Addison, our Senior Vice President and Chief Financial Officer, at 803-217-9391.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Controller